

What If Someone Reinvented The Wl
What Would It Look Like?

Zack Fleishman · 2nd in

Shark Wheel COO

Lake Forest, California, United States · 500+ connections ·

Contact info

 **Shark Wheel**

 **UCLA**

Featured



Shark Wheel on Season 6 Season Finale of Shark Tank

YouTube

These entrepreneurs claim that they literally reinvented a wheel that they say has scientifically...



FedEx Commercial - Shark Wheel

YouTube

FedEx commercial featuring Shark Wheel

Experience



Shark Wheel
8 yrs 7 mos



Shark Wheel COO. And Building Face Shields fo
Full-time
May 2014 – Present · 6 yrs 6 mos
Lake Forest, California, United States



Chief Operating Officer
Apr 2012 – Present · 8 yrs 7 mos
Los Angeles

Chief Operating Officer at Shark Wheel.
Contact Zack@SharkWheel.com with any inquires

The Shark Wheel is a revolutionary design based



Shark Wheel: Automating Shipping...

COO
4sphere - Wind Turbine
Oct 2011 – Dec 2016 · 5 yrs 3 mos

Novel water turbine design.
1. Energy Recovery Systems
2. Water Desalination
-Wake turbulence eliminated

President
Z Management - Tennis Company
Jan 2001 – Jun 2013 · 12 yrs 6 mos
Los Angeles, CA

Southern California tennis company that offers private lessons, clinics, camps, etc.



Professional Tennis Player
ATP Tour, Inc.
Jan 2000 – Aug 2011 · 11 yrs 8 mos
Global

I trained every day since I was 12 years old to be a world class tennis player. I traveled internationally for over a decade reaching a career high of #11 in the United States and #127 in the world.

Education

 **UCLA**

Skills & Endorsements

Marketing · 53

 Endorsed by **Dan MacFarlane and 1 other who is highly skilled at this**

Event Management · 52

 Endorsed by **Dusan Vemic, who is highly skilled at this**

Entrepreneurship · 49

 Endorsed by **Michael Napoliello and 1 other who is highly skilled at this**

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Recommendations

Received (1) **Given (1)**

 **Steven Maizes**
Vice President of Mortgage Lending at Guaranteed Rate - NMLS ID #250590
March 8, 2019, Zack worked with Steven in the same group

Zack Is an amazing businessman. Very detail oriented and a wide vision. Relentless and inexhaustible work energy. Alon David Patrick, he is the reason Shark wheels is spectacular company

